EXHIBIT 99.1

Endeavour Silver Announces US$25 Million Revolving Term Credit Facility

VANCOUVER, British Columbia, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that it has executed a credit agreement for a secured revolving term credit facility for up to $25,000,000 (the “Revolving Credit Facility”) with ING Capital LLC (“ING”) acting as administrative agent. Proceeds from the Revolving Credit Facility will be available for the Company’s general corporate and working capital purposes, including permitted acquisitions and permitted investments. All references to dollars ($) in this news release are in United States dollars.

“The revolving credit facility strengthens Endeavour’s financial flexibility and enhances our ability to pursue disciplined growth,” said Dan Dickson, Chief Executive Officer. “With access to additional working capital, we are better positioned to support our operations, invest in value-enhancing opportunities, and evaluate acquisitions and investments that align with our strategy. This facility provides an important layer of financial security as we continue advancing our growth pipeline and working toward our goal of becoming a leading senior silver producer.”

Revolving Credit Facility Details

The Revolving Credit Facility has a commitment amount of up to $25,000,000, with an accordion feature that permits the Company to request increases to the commitment amount of up to an additional $75,000,000, subject to the consent of the lenders, for an aggregate maximum facility size of up to $100,000,000.

The Revolving Credit Facility has an initial term of three years, maturing on August 5, 2029 (the “Maturity Date”), subject to extension in one-year increments upon the written agreement of the Company, each lender and ING. Amounts outstanding under the Revolving Credit Facility are repayable in full on the Maturity Date.

The initial drawdown under the Revolving Credit Facility is subject to customary conditions precedent, including all of the Company’s direct and indirect material subsidiaries guaranteeing the Revolving Credit Facility and securing the Revolving Credit Facility with first-lien security interests over all of their present and after-acquired personal property in favour of ING, as administrative agent.

Borrowings under the Revolving Credit Facility bear interest, at the Company’s election, based on Term SOFR or a base rate, plus an applicable margin, determined by reference to the Company’s performance in respect of its financial covenants.

The Revolving Credit Facility is subject to customary financial covenants.

The Company does not intend to draw on the Revolving Credit Facility in the near future; it is being established to create financial flexibility as the development of the Pitarrilla Project advances.

About Endeavour Silver – Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Contact Information
Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the impact of the Revolving Credit Facility on the Company and positioning; the use of proceeds of the Revolving Credit Facility; terms of the Revolving Credit Facility; anticipated timing and completion of conditions precedent with respect of the Revolving Credit Facility; Endeavour’s ability to drive organic growth and create lasting value, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to completion of conditions precedent to the Revolving Credit Facility; unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Canadian dollar, Chilean peso, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.